UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For September 2024

Commission File No. 001-41772

ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other Information

Attached hereto as Exhibit 99.1 is a press release dated September 20, 2024, announcing the financial and operating results of ESGL Holdings Limited (the “Company”) for the first half of 2024, which have not been audited or reviewed by the Company’s independent registered accounting firm.

Exhibits

Exhibit No.	Description

99.1	Press Release dated September 20, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESGL Holdings Limited

		By:	/s/ Ho Shian Ching
		Name:	Ho Shian Ching
		Title:	Chief Financial Officer

Dated:	September 23, 2024